American International Group, Inc. and Subsidiaries

Exhibit 12

Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except ratios)	2010	2009	2010	2009

Earnings:
Pre-tax income (loss)(a):	$419	$(511)	$3,791	$(6,130)
Add – Fixed charges	2,780	2,793	7,178	8,964

Adjusted Pre-tax income	$3,199	$2,282	$10,969	$2,834

Fixed charges:
Interest expense	$2,490	$2,434	$6,301	$7,807
Portion of rent expense representing interest	50	87	150	261
Interest credited to policy and contract holders	240	272	727	896

Total fixed charges	$2,780	$2,793	$7,178	$8,964

Preferred stock dividend requirements	$-	$-	$-	$1,204
Total fixed charges and preferred stock dividend requirements	$2,780	$2,793	$7,178	$10,168
Total fixed charges, excluding interest credited to policy and contract holders	$2,540	$2,521	$6,451	$8,068

Ratio of earnings to fixed charges:
Ratio	1.15	n/a	1.53	n/a
Coverage deficiency	n/a	$(511)	n/a	$(6,130)

Ratio of earnings to fixed charges and preferred stock dividends:
Ratio	1.15	n/a	1.53	n/a
Coverage deficiency	n/a	$(511)	n/a	$(7,334)

Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders(b) :
Ratio	1.26	n/a	1.70	n/a
Coverage deficiency	n/a	$(239)	n/a	$(5,234)

(a)
From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b)
The Ratio of earnings to fixed charges excluding interest credited to policy and contract holders removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG's insurance subsidiaries, principally SunAmerica Life Insurance Company, and Direct Investment business. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.

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